

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 17, 2012

Morrison C. Warren, Esquire
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: First Trust Variable Insurance Trust
Initial Registration Statement on Form N1-A
File Nos. 333-178767/811-22652

Dear Mr. Warren:

The staff has reviewed the above-referenced registration statement, which the Commission received on December 27, 2011.   Based on our review, we have the following comments on the registration statement.   References to item numbers are to Form N-1A.

1. Registration Statement Cover Page
Please add the caption "Title of Securities Being Registered" and the name of such securities.

2. Cover-Prospectus
Please provide all missing information on the cover and elsewhere in a pre-effective amendment.

3. Fees and Expenses
Since this is a new fund, please disclose that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3.

4. Example
Since this is a new fund, complete only the 1-and 3-year portions of the Example. See Instruction 6 to Item 3.

5. Principle Investment Strategies
Please move the last sentence of this section regarding temporary defensive strategies to the Item 9 discussion.

6. Management
Please add the length of service for each portfolio manager identified. See Item 5(b).

7. Tax Information

Please explain why this disclosure is appropriate for a fund that is an investment vehicle for variable contracts. Please also refer investors to their variable contract prospectus for more information.

8. Investment Limitations

 (a)Please identify the investment limitations/policies which cannot be changed
 without contract owner approval in this section, rather than cross-referencing to the discussion in the SAI. Please also disclose whether the fund may engage in active and frequent trading of portfolio securities in order to achieve its investment strategies. If so, disclose the consequences. See Item 9, Instruction 7.
 (b)Please remove the discussion of "Cash Equivalents and Short-term Investments"
 here since you state that investments in these instruments are not a principal strategy.

9. Redemption of Fund Shares

 Please specify in the second bullet dealing with when the right of redemption may be
 suspended that the determination of when trading is restricted or when an emergency
 exits shall be as determined by the Securities and Exchange Commission.

10. Financial Information

 Please add disclosure as to why no financial information is being provided (e.g. new
 fund).

11. Back Cover

Please provide a direct link to where the fund information may be found on the website; the current link is to a home page, with no direct link to the fund information. Please show the SEC file number in a smaller font than used in the rest of the prospectus.

Statement of Additional Information

12. Cover

 Please add the ticker symbol on the cover. Please also add the statement as to "whether and from where information is incorporated by reference into the prospectus" as permitted General Instruction D.

13. Control Persons and Principal Holders of Securities

 Please add in the discussion regarding voting rights of policy owners, that the Participating Insurance Companies will also vote shares owned in their own names proportionally. Also, add that as a result of proportional voting, the vote of a small number of policy owners can determine the outcome. Please make these changes in the "Voting Rights and General Fund Information" section also.

14. Policies and Procedures for Disclosure of Portfolio Holdings

 Please make sure that all persons and entities who receive portfolio holding
 information in advance of public disclosure pursuant to an ongoing arrangement are
 identified by name. In particular, delete qualifying language such as "including."

15. Exhibits
The actual agreements rather than the "form of" should be filed. See Rule 483 of the Securities Act of l933.

16. Part C-Power of Attorney
 All Powers of Attorney to be filed by amendment should specifically reference the filing and be filed as an exhibit in accordance with Rule 483 of the Securities Act of l933.

17. Part C-Indemnification Undertaking
Include the indemnification undertaking required by Rule 484 of the Securities Act of l933.

18. Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

19. Tandy Comment
 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   ·   the fund is responsibility for the adequacy and accuracy of the disclosure in the filing and the staff comments, the fund's changes to the disclosure in response to the staff comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from this responsibility; and
   ·   the fund may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products